February 17, 2006
Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

RE:	Form 10-K for the fiscal year ended July 31, 2005
Form 10-Q for the fiscal quarter ended October 31, 2005
File No. 0-23897

Dear Mr. Decker:

We have received your letter dated February 8, 2005 requesting additional information related to the above reports.  We have prepared detailed responses to the Staff’s comments in the following pages.  The Staff’s comments are restated below in bold italics type, and are followed by the Company’s responses.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2005

General

1.	Where a comment below requests additional disclosures or other revisions, please show us what revisions will look like in your response. These revisions should be included in your future filings.

Response:  The Company believes that it has provided adequate disclosure in its past filings; however, the Company will adjust its second quarter Form 10-Q as described below.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
February 17, 2006
Page Two

Exhibit 31

2.	We have reviewed your response to comment 19. Please make the following revisions in order to meet the requirements of Item 601(b)(31) of Regulation S-K:7:

•	Replace “Oil-Dri” with “the registrant” in paragraph 3.
•	Replace “July 31, 2005” with “the end of the period covered by this report” in paragraph 4(c).
•	Replace “fourth fiscal quarter” with “most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d).
•	Add “(or persons performing the equivalent functions)” after “board of directors” in paragraph 5.

Response:  The Company will update its disclosure in its second quarter Form 10-Q for the changes indicated above.

FORM 10-Q FOR THE PERIOD ENDED OCTOBER 31, 2005

Note 5 – Segment Reporting, page 11

3.

We have reviewed your responses to comments 22 and 23.  According to the organization chart that you provided to us, it appears that four different group managers report to the chief executive officer.  We assume the chief executive officer is your chief operating decisions maker.  It appears that discrete financial information is available for at least the four groups per your organization chart.  It further appears that your chief operating decision maker reviews operating results and budget-to-actual comparisons on a more granular basis than Retail and Wholesale Products and Business-to-Business Products.  Your website also highlights four different product groups:  Agricultural/Sports, Pet Care, Fluids Purification, and Industrial and Automotive.

We understand that you believe you have two reportable segments composed of two operating segments.  However, the basis for your conclusion that you have only two operating segments is unclear.  It appears that, at a minimum, each of the four groups represents a separate operating segment as defined in paragraph 10 of SFAS 131.  If you believe that each group does not represent an operating

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
February 17, 2006
Page Three

segment, please tell us in detail why not.  If, after re-evaluation, you conclude that you have more than two operating segments, but they satisfy the requirements of paragraph 17 of SFAS 131 for aggregation into two reportable segments, please provide us with the analysis you performed in reaching this conclusion, including a comparison of long-term average gross margins.  If after reassessing the criteria in SFAS 131, you conclude you have more than two reportable segments, please revise your financial statements accordingly.  Please also refer to Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

Response: The Company continues to believe that it only has two reportable operating segments, subsequent to the reorganization of our business units in the first quarter of fiscal 2006.  The Company believes that these two segments are consistent with SFAS 131 and Questions 7 and 8 of the FASB Staff Implementation Guide for SFAS 131.

In its most recent comments the Staff indicated that based on our current organization chart, the Chief Executive Officer (“CEO”) has four different managers reporting to him.  While the Business to Business (“B to B”) position has not yet been filled the Chief Operating Decision Maker is managing as though there are two operating segments; B to B and Retail and Wholesale (“R and W”).  The Company does not believe that the existence of an open position in any way changes the fundamental structure of the organization and its segments.

Subsequent to its reorganization the Company’s strategy has been to expand its B to B business (income per sales value in the first quarter of fiscal 2006 of approximately 18%) and deemphasize its R and W business (income per sales value in the first quarter of fiscal 2006 of approximately 5%).  The CEO determines the capital and marketing resource allocations to the two segments based on the strategy of deemphasizing the R and W business segment.

The Staff commented on the “granular” nature of our reporting package.  The Company’s historical reporting package combines geographic areas, legal entities, product offering and in one case sales to a key customer.  These presentations, while detailed, are not operating or reporting segments.  We have had only one reporting period subsequent to the reorganization of the Company.  Over time, the internal financial reporting will probably become further consolidated to reflect the new realities of how the Company is managing its business.

The product categories in the website, Agricultural/Sports, Pet Care, Fluids Purification, and Industrial and Automotive do not align with the Company’s organization structure, financial reporting or its business strategy.  As the Staff will note in our response to comment 5 below, the Company does not gather, nor present financial data to management, by the product lines listed on our website.  In fact, the Staff will note in our first quarter fiscal 2006 press release (attached), that

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
February 17, 2006
Page Four

sales of Pet Care items are reported in both the B to B and R and W segments.  Finally, as we discussed in our initial response to the Staff; “Management determined that successfully meeting the markets’ needs required the Company to reorganize its product offerings, technical services, marketing and advertising around a customer focus instead of its historical product focus.”  Our two operating segments follow this customer focus.

The Staff has asked for the most recent operating information provided to the Board of Directors, which has been submitted as part of our response to comment 4 below.  The presentation to the Board accumulates the various product offering, geographical and legal entities into the results of the two operating segments, which the Company believes are most relevant to the Board and the users of our financial statements.

Finally, it should be noted that the respective product offering, geographical and legal entities shown as “divisions” in the Board of Director’s report are not considered additional operating segments aggregated to form the two reporting segments B to B and R and W.  These divisions do not meet the requirements of paragraph 10 to qualify as operating segments.  First these divisions are not considered discrete business activities of the Company for fiscal year 2006.  Second, the Company’s organizational chart and reporting responsibilities do not identify a manager for each of the divisions since the Company’s strategy and approach to the marketplace rests with B to B and R and W management decisions.  Third, as stated above the CEO determines the capital and marketing resource allocations to the two segments based on the strategy of deemphasizing the R and W business segment.

4.	Please provide us with a copy of the operating results information provided to your directors at the most recent board meeting.

Response: A copy of the operating reports provided to the directors at the most recent board meeting held December 6, 2005 for the quarter ended October 31, 2005 are being furnished to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934. In accordance with such Rule, the Company has requested that these materials be returned to the Company promptly following completion of the Staff’s review thereof.  In addition, the Company has requested that the Commission afford confidential treatment under the Freedom of Information Act to this information pursuant to the provisions of 17 C.F.R. Section 200.83.  It should be noted that this was the first Board meeting subsequent to the reorganization of the business.  These reports will probably be further consolidated over time.

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
February 17, 2006
Page Five

5.

At a minimum, it appears that you should separately disclose your revenues from Agricultural/Sports, Pet Care, Fluids Purification, and Industrial and Automotive for each period presented in accordance with paragraph 37 of SFAS 131.

Response: The Company does not generate revenue data by product line.  The Company does not manage its business operations based on a product focus, but rather based on a customer focus.  For example, as highlighted in the first quarter press release, the Pet Care product lines are sold by both the B to B and R and W segments.  Some of the Pet Care products are sold by the domestic sales force and these values are summarized by salesman and then by customer type or by geographic region.  Also, our foreign operations sell Pet Care products, but those sales are summarized by legal entity.  Therefore, the Company believes that the presentation of the revenue data by product line is currently impractical.  However, were this information to become available; the Company would present the revenue data in future filings.

Sincerely,

Andrew N. Peterson
Vice President and Chief Financial Officer

Creating Value from Sorbent Minerals

NEWS RELEASE

Release: Immediate	Contact:	Ronda J. Williams
312-706-3232

Oil-Dri Reports Record First Quarter Sales and Reduced Income
Resulting From Soaring Energy Costs

CHICAGO – November 22, 2005- Oil-Dri Corporation of America (NYSE: ODC) today announced record first quarter sales of $47,789,000 for the three month period ended October 31, 2005.  Sales were 8% greater than sales of $44,121,000 in the first quarter one year ago.  Net income for the quarter was $1,028,000 or $0.18 per diluted share, compared to $1,280,000 or $0.22 per diluted share in the same quarter one year ago.

FIRST QUARTER REVIEW

President and Chief Executive Officer, Daniel S. Jaffee commented, “This was a good quarter for the company.  While earnings were behind last year, positive results were achieved in one of the most difficult operating periods we have ever experienced.  Energy costs had already begun to increase earlier in the year and skyrocketed after hurricanes Katrina and Rita.  These tragic events had a dramatic effect on our cost structure during this three-month period.

“The cost of energy used to manufacture our products was up almost 100% over the previous year’s first quarter.  The company absorbed widespread cost increases for transportation, packaging and other manufacturing inputs.  In spite of these challenges, we enjoyed record first quarter sales.

“The company recorded non-recurring income of $0.05 per diluted share in the first quarter from the sale of water rights owned in northern Nevada.  These non-strategic assets were sold to an unaffiliated party in August 2005.

“In this quarter we reorganized our business units to better reflect how we manage our business and the customers who buy our products.  Going forward, we will report on two operating segments, Retail and Wholesale and Business-to-Business.  This change increases our focus on the diverse markets we sell into and serve.  The new operating groups are comprised of the product lines shown below:

Retail & Wholesale Group	Business-to-Business Group
Cat litter and related products	Fluid purification adsorbents
Floor absorbents and lite synthetics	Agricultural clay carriers
Canada and UK operations	Sports turf granules
Animal health & nutrition binders & amendments
Co-packaged cat litter

“Wade Bradley, formerly head of our Consumer Products Group, has been promoted to President of the Retail and Wholesale Group. The Business-to-Business Group will continue to report to me.

“For the third consecutive year the Board of Directors has increased the dividend.  The new quarterly rate is $0.12 per common share.  We are pleased with the board’s decision as it indicates their belief in the company’s growth and sustainability through these challenging times.”

-more-

BUSINESS REVIEW

☐

Sales for the company’s Retail and Wholesale Group were $30,978,000 up 3% for the quarter.  Group income was $1,653,000 down 34%.  Scoopable litters and private label litters showed sales increases while coarse litters experienced slower sales growth.  Oil-Dri UK and Oil-Dri Canada also positively contributed to the group’s sales growth in the quarter.  Group income was negatively impacted by increases in energy, transportation and packaging costs.

☐

Sales for the company’s Business-to-Business Group were $16,811,000 up 21% for the first quarter.  Group income was $3,031,000 up 2%.  Sales were driven by co-packaged products and Agsorb clay carriers, which enjoyed the greatest sales growth.  Pro’s Choice sports field products, ConditionAde binders and Pure-Flo bleaching clays also showed increased sales growth in the quarter.  Group income was negatively impacted by increases in energy, transportation and packaging costs.

FINANCIAL REVIEW

On October 10, 2005, Oil-Dri’s Board of Directors voted to increase the quarterly cash dividend to $0.12 per share for the Common Stock, an increase of 9%.  The dividend will be payable on December 9, 2005, to stockholders of record at the close of business on November 11, 2005.  At the October 31, 2005 closing price of $17.74 per share and assuming cash dividends continue at the same rate, the annual yield on Common Stock is 2.7%.  This is the third year in a row the dividend has been increased.  The company has paid a dividend consistently for 30 years.

During the quarter, the company repurchased 34,100 shares of Common Stock, at an average price of $17.92 per share.

Cash, cash equivalents and short-term investments at October 31, 2005, totaled $18,366,000.  Operating cash flow for the quarter was $1,821,000.  Capital expenditures for the quarter totaled $3,035,000, which is $1,238,000 more than the depreciation and amortization of $1,797,000.

FORWARD OUTLOOK

Jaffee stated, “While energy costs negatively impacted our margins this quarter, I am confident that the company’s initiatives and its long-term strategy will address these challenges going forward. Energy surcharges have been implemented where appropriate, and price increases are scheduled in the coming quarter on several product lines.

“We have also made organizational changes, including the reorganization of our business units and the promotion of Robert Goss to Vice President, Research and Product Development, to better position us to address the challenges that lie ahead.  We are further encouraged by strategic procurement activities underway and are hopeful current initiatives will positively contribute to the bottom line in the near future.”

###

The company will offer a live web cast of the first quarter earnings teleconference on Wednesday, November 23, 2005, at 10 a.m. CT.  To listen to the call via the web, please visit www.streetevents.com or www.oildri.com.  An archived recording of the call and written transcripts of all teleconferences are posted on the Oil-Dri web site.

Pro’s Choice, Agsorb, ConditionAde, and Pure-Flo are all registered trademarks of Oil-Dri Corporation of America.

Oil-Dri Corporation of America is the world’s largest manufacturer of cat litter and a leading supplier of specialty sorbent products for industrial, automotive, agricultural, horticultural and specialty markets.

This release contains certain forward-looking statements regarding the company’s expected performance for future periods, and actual results for such periods might materially differ.  Such forward-looking statements are subject to uncertainties which include, but are not limited to, intense competition from much larger organizations in the consumer market; the level of success in implementation of price increases and surcharges; increasing acceptance of genetically modified and treated seed and other changes in overall agricultural demand; increasing regulation of the food chain; changes in the market conditions, the overall economy, volatility in the price and availability of natural gas, fuel oil and other energy sources, and other factors detailed from time to time in the company’s annual report and other reports filed with the Securities and Exchange Commission.